UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 30, 2025

(Date of Report (Date of earliest event reported))

STARTENGINE COLLECTIBLES FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

4100 West Alameda Avenue, Suite 300 Burbank, California 91505
(Address of principal executive offices)

(800) 317-2200

(Telephone number, including area code)

Series Wine #2020PAVIE, Series Wine #2020CHBL, Series Wine #2020AUSO, Series Wine #2020ANGE, Series Wine #2020CERT, Series Wine  #2005LPIN, Series Wine #2015HBRI, Series Wine #2016CHAM, Series Wine #2016BONMA, Series Wine #2016MUSIG, Series Wine #2009PETRUS, Series Wine #2010PETRUS, Series Art #WARHOLMARILYN, Series Sports #JORDANROOKIE, Series Sports #JAMESREFRACTOR, Series Comics #BATMAN, Series Wine #2012CRISTAL, Series Wine #2008DOMP, Series Wine #2012DOMP, Series Wine #2006DOMP, Series Art #BANKSYLAUGH, Series Watch #ROLEX 6265, Series Watch #PEPSI, Series Wine #CORTONCHARLEMAGNE2015, Series Wine #BORDEAUXCOLLECTION

(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Compliance With Ongoing Reporting Requirements

StartEngine Collectibles Fund I LLC (the “Company”) will be unable to timely file its Form 1-K for the year ended December 31, 2024, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE		TITLE	DATE

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Principal Executive Officer and Principal Financial and Accounting Officer	April 30, 2025
Name: Johanna Cronin
Title: Manager